FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated May 29, 2007.

Exhibit 1

DRYSHIPS INC. REPORTS FIRST QUARTER 2007 RESULTS

May 29, 2007, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the first quarter ended March 31, 2007.

Financial Highlights

•

The Company reported Net Income of $66.4 million or $1.87 per share, for the first quarter of 2007.  Included in the first quarter results is a capital gain on the sale of three vessels of $30.5 million or $0.86 per share. Excluding this gain Net Income would amount to $35.9 million or $1.01 per share.

•

For the first quarter of 2007 the Company reported EBITDA, excluding vessel gains, of $63.5 million, which is the highest EBITDA excluding vessel gains reported in a single quarter since the Company’s inception.

•

In April 2007 the Company declared and paid its eighth consecutive quarterly cash dividend of $0.20 per common share.

George Economou, the Company’s Chairman and Chief Executive Officer of DryShips Inc., commented:

“We are pleased to report an exceptionally strong quarter with record EBITDA. These strong results reflect not only the continued improvement of the freight markets but also the consistent implementation of our strategy.

Our chartering policy has enabled us to take advantage of the prevailing robust freight rates. By entering a portion of our fleet into time charters of less than one year, while at the same time positioning the remainder of our fleet spot, we were able to benefit fully from the market’s upside. As of today, 56% of our fleet days for the remaining three quarters of 2007 remain unfixed, providing DryShips with significant operating leverage.

We have also pursued our goal of fleet expansion and renewal, acting as a consolidator in the dry bulk industry and reaffirming our leadership position as the largest US listed dry bulk company in terms of fleet size and revenue. Our focus has been to dispose of older vessels and replace them with younger and larger vessels, thereby not only lowering our fleet’s average age but also enhancing the quality and longevity of its earnings potential.

Since the beginning of our fleet renewal program in the fourth quarter of 2006, we have entered into agreements to acquire eleven vessels and dispose of eleven vessels, from which we expect to realize a gain of approximately $112.6 million or $3.17 per share. When the acquisitions and disposals already announced are concluded, our fleet will include 36 dry bulk carriers with a combined deadweight tonnage of approximately 3.0 million, and an average age of 8.5 years well below the industry average of about 12.6 years.”

First Quarter 2007 Results

For the first quarter ended March 31, 2007, Net Revenues (Voyage Revenues less Voyage Expenses) amounted to $81.4 million as compared to $50.8 million for the first quarter ended March 31, 2006. Operating Income was $77.2 million for the quarter ended March 31, 2007, as compared to $24.1 million for the quarter ended March 31, 2006. Net Income for the first quarter ended March 31, 2007 was $66.4 million or $1.87 Earnings Per Share (EPS) calculated on 35.49 million weighted average basic and diluted shares outstanding as compared to $18.1 million or $0.60 Earnings Per Share (EPS) calculated on 30.35 million weighted average basic and diluted shares outstanding for the quarter ended March 31, 2006. EBITDA for the first quarter of 2007 was $94.0 million as compared to $38.0 million in the quarter ended March 31, 2006.1

An average of 32.1 vessels were owned and operated during the first quarter of 2007, earning an average Time Charter Equivalent, or TCE, rate of $28,930 per day as compared to an average of 27.0 vessels owned and operated during the first quarter of 2006 earning an average TCE rate of $21,324 per day.

Drydock Related Expenses

During the first quarter of 2007, one vessel was drydocked for a total direct cost of $0.5 million. Such costs are capitalized and amortized until the vessels’ next drydock.

Capitalization

On March 31, 2007, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 56.5% and net debt (total debt less cash and cash equivalents) to total capitalization was 55.5%.

As of March 31, 2007, the Company had a total liquidity of approximately $32.6 million.

Appointment of Interim CFO

The Board of Directors of Dryships has appointed Mr. George Economou, Chairman of the Board and Chief Executive Officer, to act as interim Chief Financial Officer of Dryships.

This follows the resignation of Mr. Gregory Zikos, Director and Chief Financial Officer who is leaving the Company to pursue other interests effective today. The Board has formed a committee to search for a permanent replacement.

1 Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

Financing Activities

On April 5, 2007 the Company concluded a short-term bridge loan of $33 million with a related party in connection with the acquisition of the MV Primera. Following the disposal of the MV Shibumi on April 12, 2007, the facility was fully repaid.

On April 19, 2007 the Company entered into a bridge facility of up to $181 million with HSH Nordbank in connection with the acquisition of the MV Primera, MV Marbella, MV Bargara and MV Brisbane.

On May 23, 2007 the Company amended its existing credit facility with HSH Nordbank in order to:

(a)

increase the amount available under the existing credit facility by up to $181 million and

(b)

include a re-borrowing option for mandatory prepayment amounts due to sale of vessels of up to $ 200 million.

With the above amendments to the existing credit facility permanent financing has now been arranged for all of the announced acquisitions. At the same time all of the bridge facilities with HSH Norbank were repaid.

As of May 29, 2007, the Company had a total of $749.2 million in debt outstanding under its credit facility with HSH Nordbank with a total un-drawn amount of $117.5 million.

Fleet Developments

Vessels Acquired and Delivered

On April 11, 2007, the Company took delivery of the MV Primera, a 1998 built second-hand 72,495 dwt Panamax drybulk carrier, which it had agreed to acquire on December 15, 2006, for a purchase price of $38.0 million.

On April 27, 2007, the Company took delivery of the MV Marbella, a 2000 built second-hand 72,561 dwt Panamax drybulk carrier, which it had agreed to acquire on February 27, 2006, for a purchase price of $46.0 million.

On May 14, 2007, the Company took delivery of the MV Bargara, a 2002 built second-hand 74,832 dwt Panamax drybulk carrier, which it had agreed to acquire on April 11, 2007, for a purchase price of $49.0 million.

On May 23, 2007, the Company took delivery of the MV Brisbane, a 1995 built second-hand 151,066 dwt Capesize drybulk carrier, which it had agreed to acquire on January 10, 2007, for a purchase price of $60.0 million.

Vessels Sold and Delivered

On April 10, 2007, the MV Estepona, a 1994 built 70,003 dwt Panamax drybulk carrier was delivered to her new owners for a sales price of $36.7 million. The Company expects to realize a gain of $7.6 million to be recognized in the second quarter of 2007.

On April 12, 2007, the MV Shibumi, a 1984 built second-hand 166,058 dwt Capesize drybulk carrier was delivered to her new owners for a sales price of $24.6 million. The Company expects to realize a gain of $17.8 million to be recognized in the second quarter of 2007.

On May 9, 2007, the MV Delray, a 1994 built 70,029 dwt Panamax drybulk carrier was delivered to her new owners for a sales price of $36.7 million. The Company expects to realize a gain of $8.0 million to be recognized in the second quarter of 2007.

Vessel Acquisitions – To be Delivered

On November 23, 2006, the Company agreed to acquire the MV Ecola, a 1997 built second-hand 73,931 dwt Panamax drybulk carrier, delivery of which is expected during the third quarter of 2007, for a purchase price of $39.7 million.

On January 18, 2007, the Company agreed to acquire the MV Menorca, a 1997 built second-hand 71,685 dwt Panamax drybulk carrier, delivery of which is expected during the second quarter of 2007, for a purchase price of $41.0 million.

On March 23, 2007, the Company agreed to acquire the MV Heinrich Oldendorff, a 2001 built second-hand 73,925 dwt Panamax drybulk carrier, delivery of which is expected during the second quarter of 2007, for a purchase price of $49.0 million. Upon delivery to DryShips the vessel will commence a bareboat charter back to the seller for a period between 11 to 13 months at a daily bareboat charter rate of $28,000.

On March 26, 2007, the Company agreed to acquire the MV Majorca, a 2005 built second-hand 74,477 dwt Panamax drybulk carrier, delivery of which is expected during the second quarter of 2007, for a purchase price of $53.5 million.

On April 11, 2007, the Company agreed to acquire the MV Capitola, a 2001 built second-hand 74,832 dwt Panamax drybulk carrier, delivery of which is expected during the second quarter of 2007 for a purchase price of $49.0 million.

Vessel Disposals – To be Delivered

On March 2, 2007 the Company entered into an agreement to sell the MV Alona, a 2002 built, 48,640 dwt Handymax drybulk carrier for a sales price of $39.5 million with delivery to the new owners scheduled to take place during the second quarter of 2007.  The Company expects to realize a gain of approximately $7.5 million which will be recognized in the second quarter of 2007.

On March 13, 2007, the Company entered into an agreement to sell the MV Lanikai, a 1988 built, 68,676 dwt Panamax drybulk carrier for a sales price of $26.1 million with delivery to the new owners scheduled to take place between the second and third quarter of 2007.  The Company expects to realize a gain of approximately $9.0 million.

On March 26, 2007, the Company entered into an agreement to sell the MV Hille Oldendorff, a 2005 built 55,566 dwt Supramax drybulk carrier for a sales price of $50.5 million with delivery to the new owners scheduled to take place during the second quarter of 2007. The Company expects to realize a gain of approximately $12.8 million.

On March 26, 2007 the Company entered into an agreement to sell the MV Mostoles, a 1981 built 75,395 dwt Panamax drybulk carrier for sales price of $13.3 million with delivery to the new owners scheduled to take place during the second quarter of 2007. The Company expects to realize a gain of approximately $10.8 million.

Gains on Vessel Disposals

In fiscal year 2006, DryShips recognized an aggregate gain on vessel disposals of $8.6 million or $0.24 per share. In the first quarter of 2007 the Company recognized an aggregate gain on vessel disposals of $30.5 million or $ 0.86 per share. For the remainder of 2007 the Company expects to recognize capital gain of $73.5 million or $2.07 per share.

In total, since the beginning of its fleet renewal program in the fourth quarter of 2006, DryShips expects a total gain on vessel disposals of approximately $112.6 million or $ 3.17 per share.

When all these acquisitions and disposals are concluded, DryShips’s fleet will include 36 drybulk carriers comprising 5 Capesize, 28 Panamax, 1 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 3.0 million, and an average age of 8.5 years.

Fleet Employment Developments

The Company has entered the MV Samsara, a 1996 built 150,393 dwt Capesize vessel, into a time charter for a period of between 7 and 9 months that commenced in February 2007 at a daily rate of $55,500.

The Company has entered the MV Netadola, a 1993 built 149,475 dwt Capesize vessel, into a time charter for a period of approximately between 7 and 9 months that commenced in February 2007 at a daily rate of $52,500.

The Company has entered the MV Ligari, a 2004 built 75,583 dwt Panamax vessel, into a time charter for a period of between 7 and 9 months that commenced in February 2007 at a daily rate of $31,550.

The Company has entered the MV Mendocino, a 2002 built 76,623 dwt Panamax vessel, into a time charter for a period of between 7 and 9 months that commenced in March 2007 at a daily rate of $37,500.

The Company has entered the MV Alona, a 2002 built 48,640 dwt Handymax vessel, into a time charter for a period of between 50 and 70 days that commenced in March 2007 at a daily rate of $28,700

The Company has entered the MV Ocean Crystal, a 1999 built 73,688 dwt Panamax vessel, into a time charter for a period of approximately between 6 to 8 months that commenced in March 2007 at a daily rate of $40,000.

The Company has entered the MV Alameda, a 2001 built 170,662 dwt Capesize vessel, into a time charter for a period of approximately between 9 to 11 months that commenced in April 2007 at a daily rate of $73,000.

The Company has entered the MV Waikiki, a 1995 built 75,473 dwt Panamax vessel, into a time charter for a period of approximately between 9 to 11 months that commenced in April 2007 at a daily rate of $36,750.

The Company has entered the MV Matira, a 1994 built 45,863 dwt Handysize vessel, into a time charter for a period of approximately between 6 to 8 months that commenced in April 2007 at a daily rate of $32,300.

The Company has entered the MV La Jolla, a 1997 built 72,126 dwt Panamax vessel, into a time charter for a period of between 5 and 7 months that commenced in April 2007 at a daily rate of $46,000.

The Company has entered the MV Lanzarote, a 1996 built 73,008 dwt Panamax vessel, into a time charter for a period of between 5 and 7 months that commenced in April 2007 at a daily rate of $43,750.

These time charters are expected to contribute between approximately $96.8 million and $124.3 million in time charter revenue over the course of their respective charters, during 2007. The lower figure corresponds to the minimum charter duration, and the higher figure corresponds to the maximum charter duration.

Taking into consideration the above charters about 56% of the total vessel operating days for remaining three quarters of 2007 remain unfixed.

Capital Expenditures

The Company expects to incur the following capital expenditures associated with vessel drydockings:

	Second quarter 2007	Third quarter 2007	Fourth quarter 2007	2008
Number of vessels	1	1	1	6
Expected cost in USD millions	0.4	0.4	0.3	4.8
Off-hire days	16	16	15	123

Such costs are capitalized and amortized until the vessels’ next drydock. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

In addition the Company expects to incur expenses for peripheral supplies and other repair works while the vessels will be in drydock which will be included in Vessel Operating Expenses for the respective quarter.

Dividend Payment

In April 2007, DryShips declared and paid its eighth consecutive quarterly cash dividend of $0.20 per common share. Since the Company’s IPO in February 2005, DryShips has paid total dividends of $1.60 per common share

As of May 29 2007, the Company has a total of 35,490,097 shares of common stock outstanding.

Fleet Data

First Quarter 2007

Total TCE revenue increased during the first quarter of 2007 compared to the first quarter of 2006, primarily as a result of an increase in the average number of vessels operated, from an average of 27.0 vessels in the first quarter of 2006 to 32.1 vessels in the first quarter of 2007, and an increase in the daily average TCE rate in the first quarter of 2007 to $28,930 from $21,324 in the first quarter of 2006.

Vessel operating expenses increased to $13.8 million for the first quarter of 2007 compared to $10.5 million for the first quarter of 2006. The increase is mainly attributable to the increase in the number of vessels operated from an average of 27.0 vessels for the first quarter of 2006 to 32.1 vessels for the first quarter of 2007.

Depreciation and amortization increased to $16.9 million in the first quarter of 2007 compared to $13.8 million in the first quarter of 2006. This was a direct result of the increase in the Company’s fleet from an average of 27.0 vessels in the first quarter of 2006 to an average of 32.1 vessels in the first quarter of 2007.

Management fees increased to $2.2 million in the first quarter of 2007 compared to $1.4 million in the first quarter of 2006 as a direct result of the increase in the number of fleet calendar days from 2,430 in the first quarter of 2006 to 2,887 in the first quarter of 2007 due to the growth of the fleet.

General and administrative expenses increased to $1.9 million in the first quarter of 2007 from $1.0 million in the first quarter of 2006 mainly due to the growth of the fleet.

First Quarter 2007

(Dollars in thousands, except
Average Daily Results - unaudited)	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006
Average number of vessels (1)	32.1	27
Total voyage days for fleet (2)	2,813	2,381
Total calendar days for fleet (3)	2,887	2,430
Fleet Utilization (4)	97.4%	98.0%
Time charter equivalent (5)	28,930	21,324
Capesize	39,605	33,768
Panamax	27,825	19,698
Handymax	21,605	15,063
Vessel operating expenses (daily) (6)	4,776	4,318
Management fees (daily)	760	594
General and administrative expenses (daily) (7)	654	399
Total vessel operating expenses (daily) (8)	6,190	5,311

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were owned by us for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were owned by us for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

TCE Rates:

The following table reflects the calculation of our TCE rates for the periods then ended:

(Dollars in thousands)	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

Voyage revenues	86,650	54,809
Voyage expenses	(5,270)	(4,036)

Time Charter equivalent revenues	81,380	50,773

Total voyage days for fleet	2,813	2,381

Time charter equivalent (TCE) rate	28,930	21,324

DryShips Inc. Fleet

As at March 31, 2007, the Company’s fleet excluding newbuildings consisted of 32 vessels.

During the three month period ended March 31, 2007, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during period	4.51	24.57	3.00	32.08
Number of vessels at end of period	5.00	24.00	3.00	32.00
Dwt at end of period	808,649	1,750,473	150,069	2,709,191
DWT as percentage of total fleet	29.85%	64.61%	5.54%	100.00%

Financial Statements

Income Statement

The following are DryShips Inc.’s Condensed Income Statements for the three month periods ended March 31, 2007 and March 31, 2006:

(Dollars in thousands, except per share data and	Three Months Ended	Three Months Ended
Average Daily Results - unaudited)	March 31, 2007	March 31, 2006
	Unaudited	Unaudited
INCOME STATEMENT DATA

Voyage revenues	$86,650	$54,809
Voyage expenses	5,270	4,036

Vessel operating expenses	13,789	10,492
Depreciation and amortization	16,854	13,766
Gain on sale of vessels	(30,497)
Management fees	2,196	1,444
General and administrative	1,888	969

Operating Income	77,150	24,102

Interest and finance costs, net	(10,748)	(6,109)
Other, net	(1)	121

NET INCOME	$66,401	$18,114

Basic and fully diluted earnings per share	$1.87	$0.60
Weighted average basic and diluted shares outstanding	35,490,097	30,350,000

Balance Sheet

The following are DryShips Inc.’s Balance Sheets as at March 31, 2007 and December 31, 2006:

(Dollars in thousands)	As at March 31, 2007	As at December 31, 2006
BALANCE SHEET DATA	Unaudited	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6,088	2,537
Restricted cash	6,471	6,614
Accounts receivables - trade, net	5,784	3,187
Insurance claims	4,689	671
Due from related parties	3,059	3,353
Inventories	2,719	2,571
Financial instruments	786	985
Prepaid charter revenue	-	1,335
Prepayments and other	4,869	5,568
Vessel held for sale	29,331	-
Total current assets	63,796	26,821
FIXED ASSETS:
Advances for vessels under construction and acquisitions	46,350	27,380
Vessels-net	1,063,251	1,084,924
Total fixed assets	1,109,601	1,112,304
Deferred charges, net	4,799	6,200
Restricted cash	20,000	20,000
Other non current assets	2,727	2,848
Total assets	1,200,923	1,168,173
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	125,691	71,412
Accounts payable	9,229	11,423
Due to related parties	15	25,086
Accrued liabilities	6,348	6,326
Deferred revenue	10,018	12,270
Financial instruments	1,320	2,625
Other current liabilities	202	202
Total current liabilities	152,823	129,344
Long-term debt, net of current portion	537,331	587,330
Other non-current liabilities	574	607
STOCKHOLDERS' EQUITY
Capital stock	355	355
Additional paid-in capital	327,446	327,446
Retained earnings	182,394	123,091
Total Stockholders' equity	510,195	450,892
Total liabilities and stockholders' equity	1,200,923	1,168,173

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities to EBITDA:

(Dollars in thousands)	Three Months Ended
	March 31, 2007	March 31, 2006

Net cash provided by operating activities	42,609	26,512
Net increase in current assets	5,770	1,245
Net decrease in current liabilities, excluding current portion of long term debt	1,860	1,382
Gain on Sale of Vessels	30,497	-
Amortization of deferred/prepaid charter revenue	1,299	361
Recognition/Amortization of free lubricants benefit	33	(40)
Change in fair value of derivatives	1,106	1,705
Net interest expense	10,748	6,109
Amortization of deferred financing costs included in net interest expense	(439)	(121)
Payments for dry-docking costs	520	836
EBITDA	94,003	37,989

Fleet List

The table below describes in detail our fleet development and current employment profile as of May 29, 2007:

	Year			Current	Gross Rate		Redelivery
	Built	DWT	Type	Employment	per Day	Earliest	Latest
Capesize:
Manasota	2004	171,061	Capesize	TC	$55,000	Aug-07	Nov-07
Alameda	2001	170,269	Capesize	TC	$73,000	Jan-08	Mar-08
Samsara	1996	150,393	Capesize	TC	$55,500	Sep-07	Nov-07
Netadola	1993	149,475	Capesize	TC	$52,500	Sep-07	Nov-07
Brisbane	1995	151,066	Capesize	Spot	$83,500	Prompt	Prompt
	9.0	792,264	5
Panamax:
Ligari	2004	75,583	Panamax	TC	$31,550	Sep-07	Nov-07
Padre	2004	73,601	Panamax	TC	$30,000	Sep-07	Nov-07
Maganari	2001	75,941	Panamax	TC	$18,400	Apr-08	Jul-08
Coronado	2000	75,706	Panamax	TC	$18,500	Prompt	Jun-07
Ocean Crystal	1999	73,688	Panamax	TC	$40,000	Sep-07	Nov-07
Xanadu	1999	72,270	Panamax	TC	$18,500	Prompt	Jun-07
Lanzarote	1996	73,008	Panamax	TC	$43,750	Sep-07	Nov-07
Iguana	1996	70,349	Panamax	TC	$28,000	Sep-07	Nov-07
Formentera	1996	70,002	Panamax	TC	$18,000	Prompt	Jul-07
Waikiki	1995	75,473	Panamax	TC	$36,750	Jan-08	Mar-08
Mendocino	2002	76,623	Panamax	TC	$37,500	Oct-07	Dec-07
La Jolla	1997	72,126	Panamax	TC	$46,000	Oct-07	Dec-07
Sonoma	2001	74,786	Panamax	Baumarine	$42,911
Toro	1995	73,034	Panamax	Baumarine	$41,362
Lacerta	1994	71,862	Panamax	Baumarine	$41,668
Lanikai	1988	68,676	Panamax	Baumarine	$38,378
Tonga	1984	66,798	Panamax	Baumarine	$33,897
Mostoles	1981	75,395	Panamax	Spot	$41,500	Prompt	Prompt
Primera	1998	72,495	Panamax	Spot	$40,500	Prompt	Prompt
Redondo	2000	74,716	Panamax	Spot	$31,250	Prompt	Prompt
Marbella	2000	72,561	Panamax	Spot	$35,500	Prompt	Prompt
Bargara	2002	74,832	Panamax	Spot	$47,150	Prompt	Prompt
Catalina	2005	74,432	Panamax	Spot	$44,750	Prompt	Prompt
Solana	1995	75,100	Panamax	Spot	$40,100	Prompt	Prompt
Paragon	1995	71,259	Panamax	Spot	$44,800	Prompt	Prompt
	9.8	1,830,316	25
Handymax:
Alona	2002	48,640	Handymax	TC	$28,700	Prompt	Jun-07
Matira	1994	45,863	Handymax	TC	$32,300	Oct-07	Dec-07
Hille Oldendorff	2005	55,566	Handymax	BB	$20,020	Prompt	Jun-07
	6.3	150,069	3

Newbuildings:
TBN	2009	75,000	Panamax
TBN	2010	75,000	Panamax
		150,000	2

Total Fleet	9.4	2,922,649	35

1. For spot vessels the TCE rate is for the current voyage
2. For vessels trading in the Baumarine pool the TCE rate is the Pool's estimate for earnings in the month of May
3. The MV Maganari has been fixed in direct continuation at $18,400 per day for 12 months
4. The MV Hille Oldendorff is employed under a bareboat charter
5. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates.

Conference Call and Webcast: May 30, 2007, at 9 a.m. EDT

DryShips’ management team will host a conference call on Wednesday, May 30, 2007, at 9 a.m., Eastern Daylight Saving Time (EDT) to discuss the Company’s financial results for the first quarter 2007.

 Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800)953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694- 1503 (from the UK) or +(44) 1452 586 -513 (from outside the US). Quote "DryShips".

A replay of the conference call will be available until June 6th, 2007.

The United States replay number is 1(866) 247 4222; the international replay number is (0(800) 953 -1533; from the UK or (+44) 1452- 550 000 and the access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., is an international provider of drybulk carriers.  Headquartered in Athens, Greece, DryShips owns and operates a fleet of 35 drybulk carriers comprising 5 Capesize, 25 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.9 million.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: May 29, 2007

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer